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                                                                     EXHIBIT 4.2

                          AMENDMENT OF RESTATED BYLAWS

                  Article I, Section 2. Approved by the Board of Directors on February 2, 1996, and approved by at least 66-2/3% of the stockholders of the Corporation on May 8, 1996: Article I, Section 2 of the Restated Bylaws shall be amended to read in full as follows:

                                    Section 2. Special Meetings. Except as
                  otherwise required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation), special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called only (i) by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (ii) by the holders of not less than ten percent (10%) of all shares entitled to cast votes at the meeting, voting together as a single class and shall be held at such time, date and place (within or without the State of Delaware) as they shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

                  Article II, Section 3. Approved by the Board of Directors on February 2, 1996, and approved by at least 66-2/3% of the stockholders of the Corporation on May 8, 1996: Article II, Section 3 of the Restated Bylaws shall be amended to read in full as follows:

                                    Section 3. Removal. Any director, or the
                  entire Board of Directors, may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Vacancies on the Board of Directors resulting from such removal may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present or by unanimous written consent of the stockholders. Directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires.